                                                FILED PURSUANT TO RULE 424(B)(5)
                                                           FILE NUMBER 333-39275
PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 12, 1997)


                                 --------------

                                   $5,000,000

                                  CYGNUS, INC.

                                  Common Stock

                                 --------------


         Cygnus, Inc. is selling shares of common stock that will yield gross proceeds to us of up to $5,000,000. The shares are being sold by Cygnus to Cripple Creek Securities, LLC in accordance with a Structured Equity Line Flexible Financing-SM-Agreement, as amended.

         The number of shares sold, purchase price and total proceeds to Cygnus will be set forth in the Pricing Supplement to this Prospectus Supplement.

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE S-9.

         Cripple Creek has advised Cygnus that it anticipates that the shares will be sold from time to time primarily in transactions (which may include block transactions) on the Nasdaq National Market at the market price prevailing at the time of sale. Sales may also be made in negotiated transactions with institutional investors or otherwise.

         Cripple Creek is an "underwriter" as defined in the Securities Act of 1933 in connection with the sale of the shares. Any broker-dealers or agents that participate with Cripple Creek in selling the shares may be deemed to be "underwriters." Any commission received by such broker-dealers or agents and any profit on resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

         The common stock is listed on the Nasdaq National Market under the symbol "CYGN." On April 27, 2000, the last reported sale price of the common stock on the Nasdaq National Market was $12.4375 per share.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The date of this Prospectus Supplement is April 28, 2000.

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT

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
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...............................................................S-1
IMPORTANT INFORMATION INCORPORATED BY REFERENCE.................................................................S-1
OUR COMPANY.....................................................................................................S-3
RISK FACTORS....................................................................................................S-9
USE OF PROCEEDS................................................................................................S-16
EQUITY LINE....................................................................................................S-16
PLAN OF DISTRIBUTION...........................................................................................S-18
LEGAL MATTERS..................................................................................................S-19


                                   PROSPECTUS


Available Information ........................................................................................2

Incorporation of Certain Documents by Reference...............................................................3

The Company...................................................................................................4

Recent Developments...........................................................................................4

Risk Factors..................................................................................................5

Use of Proceeds...............................................................................................5

Ratio of Earnings to Fixed Charges............................................................................5

Description of Capital Stock..................................................................................5

Plan of Distribution..........................................................................................25

Legal Opinions................................................................................................26

Experts.......................................................................................................26


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements under "Our Company" and "Risk Factors" and elsewhere in this prospectus supplement and prospectus, including in the documents incorporated by reference, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in this prospectus supplement and prospectus, including in the documents incorporated by reference, that are not statements of historical fact. You can identify these statements by words such as "may," "will," "should," "estimates," "predicts" "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in "Risk Factors" and elsewhere in this prospectus supplement and prospectus, including in the documents incorporated by reference. You should rely only on the information contained in this prospectus supplement and prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus supplement and prospectus. This prospectus supplement and prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement and prospectus is current only as of its date, regardless of the time of its delivery or any sale of these securities.

                 IMPORTANT INFORMATION INCORPORATED BY REFERENCE

         THE SECURITIES AND EXCHANGE COMMISSION ALLOWS CYGNUS TO "INCORPORATE BY REFERENCE" THE INFORMATION CYGNUS FILES WITH THEM, WHICH MEANS THAT WE CAN DISCLOSE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT CYGNUS TO YOU THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS BY REFERRING YOU TO THOSE DOCUMENTS.

         The information incorporated by reference is considered to be part of this document. Information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any filing we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus supplement:

1. Annual Report on Form 10-K of Cygnus for the fiscal year ended December 31, 1999;

2. Quarterly Report on Form 10-Q of Cygnus for the fiscal quarter ended March 31, 2000; and

3. The description of common stock contained in Cygnus' registration statement on Form 8-A.

         YOU MAY REQUEST A COPY OF THESE FILINGS, AT NO COST, BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS:

         CYGNUS, INC.
         400 PENOBSCOT DRIVE
         REDWOOD CITY, CALIFORNIA 94063

         ATTENTION:  SECRETARY

         TELEPHONE REQUESTS MAY BE DIRECTED TO:  (650) 369-4300

                                   OUR COMPANY

         We are engaged in the development and manufacture of diagnostic medical devices, utilizing proprietary technologies to satisfy unmet medical needs cost effectively. Our current efforts are focused on a frequent, automatic and non-invasive glucose monitoring device, the GlucoWatch biographer, and enhancements thereto.

         Cygnus was incorporated in California in 1985 and was merged into a Delaware corporation in September 1995. Our principal executive offices are located at 400 Penobscot Drive, Redwood City, California 94063, our telephone number at that address is (650) 369-4300 and our facsimile number at that address is (650) 369-5318. Additionally, our website is WWW.CYGN.COM.

         On July 9, 1999, John C Hodgman, President and Chief Executive Officer, succeeded Gary W. Cleary, Ph.D., as Chairman of the Board of Directors. (Dr. Cleary resigned as Chief Technical Officer effective the same date.) Dr. Cleary served as Chairman Emeritus of the Board from July 9,1999 until February 22, 2000, when he resigned from the Board of Directors.

         CYGNUS' BUSINESS STRATEGY.

         In 1999 we chose to focus solely on glucose monitoring systems and sold our drug delivery business to Ortho-McNeil Pharmaceutical, Inc., a Johnson & Johnson company. Our GlucoWatchs system represents a potential advance in glucose monitoring technology as compared to the currently prevailing "finger stick" blood monitoring methods. The GlucoWatch system is designed to measure glucose frequently, automatically and non-invasively through the ease and convenience of a device worn like a wristwatch.
Worldwide sales of blood glucose self-monitoring products were approximately
2.5 billion in 1997 (Boston Biomedical Consultants, Inc.). More than forty million people in North America, Europe, Japan and Korea have diabetes. In the United States alone, more than ten million people have been diagnosed with diabetes, with another five million believed to have the condition. The number of people with diabetes is expected to continue to grow with the aging of the population, while the number of diagnosed cases is also expected to increase with changes in diagnostic standards and new diagnostic technologies.

         Clinical studies sponsored by the National Institutes of Health
(NIH) indicate that better management of glucose levels through more frequent testing and more frequent insulin injections would enable people with diabetes to reduce or significantly delay many serious diabetes-related health complications. However, largely due to the pain of repetitive finger sticking and the associated disruption of daily life, most people with diabetes currently test their glucose levels less than half as often as recommended, resulting in limited glucose information to make decisions that could better control glucose fluctuations. We believe this lack of information presents a significant unmet need for a new type of glucose monitoring device.

         To address this unmet need, our GlucoWatch system provides frequent, automatic and non-invasive glucose measurements and is intended for detecting trends and tracking patterns of glucose levels in adults, 18 years and older, who have diabetes. The device is intended for use at home and in healthcare facilities to supplement, not replace, information obtained from standard home blood glucose monitoring devices. Following a three-hour warm-up period and calibration from a fingerstick blood measurement, the device is capable of providing up to thirty-six non-invasive glucose measurements over twelve hours. The extracted glucose is collected in a consumable component called the AutoSensor, which is attached to the back of the biographer and replaced after twelve hours of measurements. The GlucoWatch system (i.e., the biographer and AutoSensor ) offers features such as alerts indicating hypoglycemic and hyperglycemic conditions, and event markers that record factors affecting glucose levels.

         On December 6, 1999, we announced that our Premarket Approval application (PMA) for the GlucoWatch system received a unanimous recommendation for approval with conditions by the United States Food and Drug Administration's (FDA) Clinical Chemistry and Clinical Toxicology Devices Panel of the Medical Devices Advisory Committee. The Advisory Committee suggested three conditions for approval. The first condition is the creation of an education program, and we have already been in discussions with the FDA concerning the substance of such a program. The second condition is that our product labeling will be revised in accordance with recommendations given to the FDA by the Committee, and we are currently in discussions with the FDA on proposed labeling. Third, the Committee suggested a post-market study of detection of hypoglycemia and hyperglycemia. This last condition does not need to be satisfied prior to FDA approval. Although the FDA is not bound by the decisions of the Advisory Committee, the agency typically follows its advisory committees' advice. By way of background, our 5,000-page PMA application included analyses of clinical studies conducted on more than 600 people with diabetes, who used the device from a few hours to up to six weeks. The studies, which were performed at more than 15 clinical sites across the United States, involved over 25,000 hours of use of the GlucoWatch system. The participants consisted of a cross-section of racial and age groups, diabetes types (both type 1 and type 2), and other defining characteristics. Approximately 19,000 paired data points were generated from the studies, comparing interstitial fluid glucose measurements obtained by the GlucoWatch system to glucose measurements obtained with finger stick monitors using capillary blood.

         On December 2, 1999, we announced the receipt of a CE Certificate for the GlucoWatch system, indicating that the product has met the essential requirements and other criteria of the European Community Directive 93/42/ECC, Annex V, Section 3.2. The CE Certificate is required for selling products in the European Community. We are compliant with ISO 9002 and EN 46002.

         In December 1999, we entered into a five-year Supply Agreement with Hydrogel Design Systems, Inc. relating to the manufacture of the AutoSensor hydrogel laminate used in the GlucoWatch system. Also, in December 1999, we entered into a three-year Supply Agreement with Key Tronic Corporation relating to the manufacture of the biosensor component of the AutoSensor. Both of these agreements contain percentage minimum requirements of product that we must purchase from these companies if and when the GlucoWatch system is commercialized. Additionally, we are currently in negotiations with a third-party manufacturer for the GlucoWatch system.

         In September 1999, we were awarded a six-month Phase I Small Business Innovative Research Grant for "High Performance Biosensor Electrode Materials" from the National Institute of Diabetes and Digestive and Kidney Diseases division of the National Institutes of

Health (NIH) in the amount of $0.1 million. This funding is used to investigate advancements in biosensor materials used for glucose detection and measurement, potentially to include in future versions of the GlucoWatch system.

         In June 1998, we entered into long-term agreements with E. I. du Pont de Nemours & Company ("DuPont") for the development and supply of thick film materials for our GlucoWatch system. In July 1997, we entered into a Product Supply Agreement with Contract Manufacturing, Inc. relating to the assembly of the AutoSensor and also the final packaging of the GlucoWatch system starter kits. This latter agreement continues for five years from date of first commercial sale, and contains minimum requirements of product that we must purchase from this company if and when the GlucoWatch system is commercialized.

         In 1996, we entered into a collaboration agreement with Yamanouchi Pharmaceutical Co., Ltd. for the commercialization of the GlucoWatch system in Japan and Korea, and also a collaboration agreement with Becton Dickinson & Company for the commercialization of the GlucoWatch system in the rest of the world. Under the Yamanouchi agreement, we are eligible to receive milestone payments prior to commercialization and to receive a percentage of the product's future commercial success in Japan and Korea. In March of 1998, we announced the termination of our agreement with Becton Dickinson. One of our priorities is to establish an alliance or alliances for the commercialization of the GlucoWatch system in North America and Europe. The purpose of such an alliance or alliances is for us to secure certain commercialization functions, such as distribution, sales and customer service. We are in discussions with several companies regarding this objective. Some of the companies are international in scope and would provide the requisite commercialization functions worldwide. Other companies focus on certain geographies and/or certain commercialization functions. The potential signing of a worldwide commercialization agreement may or may not coincide with the launch of our GlucoWatch system, assuming we receive FDA approval. We are evaluating out-sourced capabilities for a U.S. launch without a worldwide commercialization alliance. There can be no assurance that we will be able to enter into a commercialization alliance or alliances or that we will be able to out-source certain commercialization capabilities for launch without a worldwide commercialization alliance in place.

         In 1995, we entered into an exclusive license agreement with The Regents of the University of California relating to patents and patent applications relating to devices for iontophoretic non-invasive sampling of substances. Under this license, if our GlucoWatch system is commercialized and is covered by the scope of the license, we will pay the University of California certain royalties.

         SALE OF OUR TRANSDERMAL DRUG DELIVERY SYSTEMS.

         On December 15, 1999, we completed the sale of substantially all of our drug delivery business assets to Ortho-McNeil Pharmaceutical, Inc., a Johnson & Johnson company. The transaction was finalized upon receiving clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. We sold all of the assets of our drug delivery business to Ortho-McNeil except those relating to a nicotine patch under development and one other early-stage project, both of which were terminated before year end.

         Cygnus products that were sold to Ortho-McNeil include certain assets related to the Nicotrol-Registered Trademark- (Pharmacia AB, Stockholm, Sweden) nicotine system (currently marketed by Pharmacia & Upjohn in Europe and by McNeil Consumer Healthcare, a Johnson & Johnson company, in the U.S.); two hormone replacement transdermal products (a 7-day estrogen patch recently approved by the U.S. Food and Drug Administration and an estrogen/progestin combination product that completed Phase III clinical trials); and the EVRA-TM- (Johnson & Johnson, New Brunswick, New Jersey) contraceptive patch we were developing with the R.W. Johnson Pharmaceutical Research Institute.

         Under the terms of the agreement with Ortho-McNeil, we received $20 million in cash at closing, and Ortho-McNeil will pay up to an additional $55 million in cash, contingent on the achievement of certain milestones. The contingent payments relate to the achievement by Ortho-McNeil of certain technical, regulatory and commercialization milestones related to the EVRA transdermal contraceptive patch. We are eligible to receive up to $14.8 million of these contingent milestones in the year 2000; however, because the achievement of these milestones is not within our control, we cannot predict the likelihood or timing of these contingent payments in the year 2000 and beyond.

         The Final Award in an arbitration matter between Sanofi, S.A. and Cygnus relating to transdermal hormone replacement therapy systems, however, remained with Cygnus and is not part of the Ortho-McNeil sale. This Final Award was entered as a judgment of the U.S. District Court for the Northern District of California on December 11, 1997. Cygnus' obligations under the Final Award are as follows: (i) the $14.0 million cash payment already made by Cygnus to Sanofi in January 1998, (ii) payments of an aggregate amount equal to $17.0 million, commencing in 2001 and ending in2005, and (iii) a convertible promissory note in the principal amount of $6.0 million, issued in December 1997, payable in full at the end of four years and bearing interest at 6.5% per annum. (The note will be convertible into our Common Stock at Sanofi's option, exercisable at any time during the four year term, at a conversion rate of $21.725 per share.) The underlying agreement, which was the subject matter of the arbitration, was terminated on December 15, 1999.

         The primary reason for selling the drug delivery business was to focus management attention and corporate resources on our glucose monitoring business. We will use the proceeds to accelerate commercialization activities for the GlucoWatch system.

         OUR FREQUENT, AUTOMATIC AND NON-INVASIVE GLUCOSE MONITORING SYSTEMS.

         MARKET OPPORTUNITY

         People with diabetes measure blood glucose levels to adjust their diet, medication and insulin use to better control their glucose levels in order to prevent diabetes-related complications. Currently, to measure their glucose levels, people with diabetes must prick their fingers, draw blood and place a drop of blood on a glucose reagent strip inserted in an instrument that provides a glucose reading. Each day of testing can involve numerous sticks and the complete procedure can be not only painful but disruptive to daily life. As a result of this pain and disruption, most people with diabetes monitor their blood glucose levels less than twice per day, instead of the recommended four to seven times per day. Even at the recommended level of testing, the market for products for self-monitoring of glucose levels by people with diabetes is quite substantial.

         Worldwide sales of products for the self-monitoring of blood glucose levels were approximately $2.5 billion in 1997. Approximately 80% to 90% of the sales were related to disposable glucose reagent strips for finger stick monitoring (Boston Biomedical Consultants, Inc.). In the U.S., a majority of glucose level testing is conducted by a relatively small segment of people with diabetes; for example, of these people, just 19% (about 1.6 million) account for 52% of the tests performed. The number of people diagnosed with diabetes has been growing and is expected to continue to grow due to the aging of the population, changes in diagnostic standards and new diagnostic technologies. Specifically, the diagnostic standards in the U.S. have been changed such that a fasting plasma glucose value of greater than or equal to 126 mg/dL now indicates a diagnosis of diabetes, whereas such diagnosis previously required a value of greater than or equal to 140 mg/dL. Diabetes can lead to severe complications over time, including blindness, loss of kidney function and peripheralneuropathy, causing circulation problems to the arms and legs, pain and potential amputation. The American Diabetes Association (ADA) estimated that the complications arising from diabetes cost the U.S. healthcare system in excess of $45 billion in 1992. These complications are largely a consequence of years of poor management of glucose levels by people with diabetes. Results of the Diabetes Control and Complication Trial, a major clinical trial sponsored by the National Institutes of Health and published in 1993, showed that more frequently monitored blood glucose levels and rigid adherence to a program of diet, exercise and insulin injections could prevent or significantly delay the onset of many of the long-term complications of diabetes.

         THE GLUCOWATCH-Registered Trademark- SYSTEM.

         We believe that there is an unmet need for automatic, frequent and non-invasive glucose monitoring. In an effort to address this unmet need, we have developed the GlucoWatch biographer, which is worn like a wristwatch and, after calibrating each new AutoSensor with a standard blood glucose monitor, automatically extracts and measures glucose levels through intact skin approximately every twenty minutes. The durable GlucoWatch biographer displays and stores current and past glucose levels and trend data. The extracted glucose is collected in a consumable AutoSensor attached to the back of the device and replaced after twelve hours of readings. The GlucoWatch system offers, in a portable and discreet device, features not available in currently marketed devices. These features include frequent data collection, electronic memory to store and display glucose levels, alerts indicating hypoglycemic and hyperglycemic conditions and event markers that record factors that affect glucose levels. The GlucoWatch biographer is designed to be worn day and/or night for glucose monitoring, and is expected to reduce significant drawbacks of the finger stick technique, such as the pain of repetitive sticking and the disruption of normal activities caused by cumbersome procedures. We believe that the GlucoWatch system can provide additional information that can help people with diabetes understand fluctuations in their glucose levels.

         Specifically, our GlucoWatch system extracts glucose molecules through Tintact skin utilizing a patented sampling process called electroosmosis (or "reverse iontophoresis"). The glucose is extracted from interstitial fluid, not blood, and is collected and measured by the consumable AutoSensor, which includes an enzyme-containing hydrogel and electrodes for electro-osmotic extraction and biosensing. The glucose collected in the AutoSensor triggers an electro-chemical reaction in the AutoSensor, generating electrons. The biosensor measures the electrons and an application-specific integrated circuit ("ASIC") in the GlucoWatch system equates the number of electrons to a concentration of blood glucose. The GlucoWatch system automatically measures glucose levels at twenty-minute intervals, and displays the most recent readings and trends at the push of a button. Its electronic memory capabilities permit the retrieval of past data, allowing longer-term trend analysis. Additionally, we are developing future generation glucose monitoring products, as well as enhancements to the GlucoWatch system. Such enhancements include, but are not limited to, features for increased user convenience such as a shorter warm-up period, extension of the AutoSensor measurement duration beyond twelve hours, an increase in the number of glucose measurements per hour, addition of a delayed start feature, and personal computer linkages for downloading data, as well as various cost reductions in the manufacturing process. Other enhancements are also under consideration. We are in the early developmental stages for a future telemetric product that allows both greater flexibility in the location of the glucose extraction component and a new form of the monitor that stores and displays glucose data.

         REGULATORY STATUS.

         On January 25, 1999, we submitted the first part of our PMA for the GlucoWatch system to the FDA. This submission included a variety of information, including manufacturing documentation. We submitted the remainder of the PMA in June 1999, including analysis of a series of clinical studies totaling more than 600 people with diabetes, at more than 15 clinical sites across the U.S., who used our biographer from a few hours to up to six weeks, as well as two additional studies. The participants in our clinical studies consisted of a cross-section of racial and age groups, diabetes types (both type 1 and type 2), and other defining characteristics. This represented over 25,000 hours of use of the GlucoWatch biographer. Approximately 19,000 paired data points were generated from the studies, comparing glucose measurements obtained by the GlucoWatch biographer to glucose measurements obtained with finger stick monitors using capillary blood. In July 1999, the FDA notified Cygnus that our PMA was deemed suitable for filing and was granted expedited review status. On December 6, 1999, our PMA for the GlucoWatch biographer received a unanimous recommendation for approval with conditions by the FDA's Clinical Chemistry and Clinical Toxicology Devices Panel of the Medical Devices Advisory Committee. The Advisory Committee suggested three conditions for approval. The first condition is the creation of an education program, and we have already been in discussion with the FDA concerning the substance of such a program. The second condition is that our product labeling will be revised in accordance with recommendations given to the FDA by the Committee, and we are currently in discussions with the FDA on proposed labeling. Third, the Committee suggested post-market study of detection of hypoglycemia and hyperglycemia. This last condition does not need to be satisfied prior to FDA approval. Although the FDA is not bound by the decisions of the advisory committee, the agency typically follows its Advisory Committees' advice; however, no assurance can be given that the FDA will approve our GlucoWatch biographer and we cannot predict the timing of such approval, if given. Furthermore, we are in the process of preparing an Investigational Device Exemption (IDE) for filing with the FDA so that we can conduct clinical trials on an ongoing basis. We also anticipate commencing clinical trials with children and adolescents if the IDE is obtained.

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                                  RISK FACTORS

         IN DETERMINING WHETHER TO INVEST IN THE COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE INFORMATION BELOW IN ADDITION TO ALL OTHER INFORMATION PROVIDED TO YOU IN THIS PROSPECTUS, INCLUDING THE INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

WE MAY NOT RECEIVE FDA APPROVAL ON OUR PRODUCTS.

         Although in December 1999 the FDA's Clinical Chemistry and Toxicology Devices Panel of the Medical Devices Advisory Committee recommended the GlucoWatch system for approval for sale with three conditions, there can be no assurance that we can meet these conditions or, if we can, that the recommendation of the Advisory Committee will result in the FDA deciding to approve the product. Furthermore, as we seek regulatory approval for enhancements and possible manufacturing changes to the GlucoWatch system through the PMA supplement process, there can be no assurance that such supplements will be approved or that one or more new PMAs will not need to be filed. The timing for approval of PMA supplements could result in substantial delays in the introduction of product enhancements and our capability to manufacture large quantities of AutoSensors at reduced cost. Even if we receive the necessary regulatory approvals for the GlucoWatch system, there can be no assurance that unforeseen problems will not occur in product manufacturing and commercial scale-up or marketing or product distribution. Any such occurrence could significantly delay the commercialization of the GlucoWatch system or prevent its market introduction entirely. Furthermore, even if the GlucoWatch system is successfully developed, the commercial success of the GlucoWatch system will depend on its acceptance in the market.

OUR PRODUCT PIPELINE IS SEVERELY LIMITED.

         With the sale of substantially all of our drug delivery business segment assets to Ortho-McNeil Pharmaceutical, Inc. and the termination of the remaining drug delivery projects, we are now exclusively focused on diagnostic medical devices, initially on a line of frequent, automatic and non-invasive glucose monitoring devices. There is an inherent risk in not having a broad base of products in development and we cannot assure you that we will be successful with this narrow, nondiversified line of products.

WE DO NOT HAVE MEDICAL DEVICE MARKETING, DISTRIBUTION, MANUFACTURING OR SALES EXPERIENCE.

         We do not have any experience marketing, distributing, manufacturing or selling medical device products. To successfully market, distribute, manufacture and sell the GlucoWatch system and our other glucose monitoring products under development, we must either develop a more extensive capability for marketing, distributing, manufacturing and sales or enter into arrangements with third parties to market, distribute, manufacture and sell our products. We cannot assure you that we will be able to successfully develop a more extensive marketing, distributing, manufacturing and sales capabilities or that we will enter into acceptable marketing, distributing, manufacturing and sales agreements with third parties. If we maintain our own marketing, distributing, manufacturing and sales capabilities, we will compete with other companies that have experienced and well-funded marketing, distributing, manufacturing and sales operations. If we enter into a marketing arrangement with a third party, any revenues we receive will depend on the third party, and we will likely have to pay a sales commission or similar amount to the third party. We may be unable to successfully commercialize our products after FDA approval or may experience delays in commercialization.

WE CANNOT PREDICT THE MARKET ACCEPTANCE OF OUR PRODUCTS.

         We are focusing our efforts predominantly on a line of frequent, automatic, and non-invasive glucose monitoring devices. No one can predict market acceptance or penetration of such products, given that they are entirely different from any glucose diagnostic product currently on the market. There is a risk in introducing a very new type of product in a market of established finger stick glucose monitors, and we cannot assure you that our products will be accepted or to what degree they will be accepted. Additionally, some of our competitors have announced, and others may be developing, new glucose monitoring devices that are frequent, automatic, and non-invasive (or minimally invasive, semi-invasive or less-invasive). We cannot predict what impact the introduction of competing products will have on our market sales.

WE DEPEND ON THIRD-PARTY SUPPLIERS.

         The GlucoWatch system is manufactured from components purchased from outside suppliers, most of which are our single source for such components. In the event that we are unable, for whatever reason, to obtain these components from our suppliers or that the components obtained from these suppliers do not pass quality standards, we will be required to obtain the components from alternative suppliers. Additionally, we cannot assure you that, in the event a current supplier were unable to meet our component requirements, we would be able to rapidly find another supplier of the particular component or that the alternate supply would be at the same price or have the same lead time. Any interruption in the supply of the GlucoWatch system components or the pricing of these components could have a material effect on our business, financial condition and results of operations.

WE FACE INTENSE COMPETITION.

         The medical device industry in general, and the market in which we expect to offer the GlucoWatch system in particular, is intensely competitive. Even if we successfully develop, gain

FDA approval for and manufacture the GlucoWatch system, we will compete with other providers of personal glucose monitors. A number of our competitors are currently marketing traditional finger stick glucose monitors. These monitors are widely accepted in the healthcare industry and have long histories of accuracy and effective use. Furthermore, a number of companies have announced that they are developing products that permit less painful or painless, as well as continual or continuous, glucose monitoring. Accordingly, we expect competition to increase. Many of our competitors have substantially greater resources than we do and have greater name recognition and lengthier operating histories in the healthcare industry. We cannot assure you that we will be able to compete effectively against our competitors. Additionally, we cannot assure you that the GlucoWatch system or our other enhanced products under development will replace any currently used devices or systems. Furthermore, we cannot assure you that our competitors will not succeed in developing, even before we develop and commercialize the GlucoWatch system or our other enhanced products under development, devices and technologies that permit more efficient and less expensive glucose monitoring devices. Pharmaceutical or other healthcare companies may also develop therapeutic drugs, treatments or other products that will substantially reduce the prevalence of diabetes or otherwise render our products obsolete.

WE DEPEND ON PROPRIETARY TECHNOLOGY.

         Our success depends in large part on our ability to obtain patent protection for our products, preserve our trade secrets and operate without infringing upon the proprietary rights of others, both in the U.S. and abroad. Currently, patent applications in the U.S. are maintained in secrecy until issuance and publication of discoveries in the scientific or patent literature tends to lag behind actual discovery by several months. Thus, we cannot be certain that we were the first to file patent applications on our inventions or that we will not infringe upon third-party patents. We cannot assure you that any patents will issue or will be upheld with respect to any of our patent applications or that any patents will provide competitive advantages for our products or will not be challenged or circumvented by our competitors. We also rely on trade secrets and proprietary know-how that we seek to protect, in part, by confidentiality agreements with our suppliers, employees and consultants. We cannot assure you that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed by our competitors. Any litigation, in the U.S. or abroad, as well as foreign opposition and/or domestic interference proceedings, could result in substantial expense to us and significant diversion of effort by our technical and management personnel. We may resort to litigation to enforce our patents or protect trade secrets or know-how, as well as to defend against infringement charges. A negative determination in such proceedings could subject us to significant liabilities or require us to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot assure you that necessary licenses would be available to us on satisfactory terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling certain of our products, and could materially adversely affect us.

WE DEPEND ON COLLABORATIVE ARRANGEMENTS.

         If we commercialize our GlucoWatch system, we will depend upon Yamanouchi Pharmaceutical Co., Ltd. to market and distribute the GlucoWatch system in Japan. We do not have any marketing or distribution agreements for the GlucoWatch system other than the Yamanouchi collaboration. One of our priorities is to establish an alliance or alliances for the commercialization of the GlucoWatch system in North America and Europe. The purpose of such an alliance or alliances is for us to secure certain commercialization functions, such as distribution, sales and customer service. We are in discussions with several companies regarding this objective. Some of the companies are international in scope and would provide the requisite commercialization functions worldwide; however, it is not likely that such a worldwide commercialization partner, if obtained, will be in place before we receive FDA approval, assuming such approval occurs and is in second quarter 2000. There can be no assurance that we will enter into an agreement with a worldwide commercialization partner. Other companies focus on certain geographies and/or certain commercialization functions. We are evaluating out-sourced capabilities for launch without a worldwide commercialization alliance. There can be no assurance that we will be able to out-source certain commercialization capabilities for launch. We cannot assure you that such third parties will not, for competitive reasons, support, directly or indirectly, a company or product that competes with one of our products. Furthermore, any dispute between us and such a third party might require us to initiate or defend against expensive litigation or arbitration proceedings. If such a third party terminates an arrangement, cannot fund or otherwise satisfy its obligations under its arrangements, or significantly disputes or breaches a contractual commitment, then we would likely be required to seek an alternative third party. We cannot assure you that we would be able to reach agreement with a replacement third party. If we were unable to find a replacement third party, we might not be able to perform or fund the activities of the current third party. Even if we were able to perform and fund these activities, our capital requirements would increase substantially. Additionally, we may choose to self-fund certain research and development projects in order to exploit our technologies. If these activities result in a commercial product, they will help our long-term operating results but will negatively affect our short-term operating results. Furthermore, as discussed above, we lack marketing, manufacturing, distribution and sales experience in the medical device field.

THIRD PARTIES MAY NOT REIMBURSE PATIENTS, HOSPITALS AND PHYSICIANS FOR THE COSTS OF MEDICAL DEVICES.

         Successful commercialization of our products may depend in part on the availability of reimbursement from third-party healthcare payers, such as private insurance plans and the government. There can be no assurance that such reimbursement will be available. Third-party payers are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic and diagnostic products. There can be no assurance that adequate levels of reimbursement will be available to enable us to achieve market acceptance of the GlucoWatch system or other new products under development or to maintain price levels sufficient to realize an appropriate return on our investment. In certain international countries, the period of time needed to obtain such reimbursement can be lengthy. We may delay the launch of our products in certain countries until eligibility for reimbursement is established. This could potentially harm our business, financial condition and results of operations.

WE MAY NEED ADDITIONAL FINANCING AND IT MAY NOT BE AVAILABLE.

         In order to continue to develop our diagnostic products, we will require substantial resources to conduct research and development and clinical trials necessary to bring our products to market and to establish production and marketing capabilities. We may seek additional funding through public or private financings, including debt or equity financings. We may also seek other arrangements, including collaborative arrangements. Any additional equity financings may dilute the holdings of current stockholders. Debt financing, if available, may restrict our ability to issue dividends in the future and take other actions. We may not be able to obtain adequate funds when we need them from financial markets or arrangements with commercialization partners or other sources. Even if funds are available, they may not be on acceptable terms. If we cannot obtain sufficient additional funds, we may have to delay, scale back or eliminate some or all of our research and product development programs or license or sell products or technologies that we would otherwise seek to develop ourselves. We believe that our existing cash, cash equivalents and investments, plus cash from revenues, other fundings (such as financings or potential product funding collaborations), and earnings from investments, will suffice to meet our operating expenses, debt servicing and repayments, and capital expenditure requirements at least for the next twelve months. The amounts and timing of future expenditures will depend on progress of ongoing research and development, results of clinical trials, rates at which operating losses are incurred, executing possible commercialization agreements, developing our products, manufacturing of the GlucoWatch system, the FDA regulatory process, and other factors, many of which are beyond our control.

WE ARE HIGHLY LEVERAGED AND MAY BE UNABLE TO SERVICE OUR DEBT.

         As of March 31, 2000, we had indebtedness of approximately $46.6 million. The degree to which we are leveraged could materially adversely affect our ability to obtain financing for working capital, commercialization of products or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations depends upon our future performance, which will depend upon financial, business and other factors, many of which are beyond our control. Although we believe our cash flows will be adequate to meet our interest payments, we cannot assure you that we will continue to generate cash flows in the future sufficient to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to our indebtedness. If we cannot generate cash flows in the future sufficient to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to our indebtedness, and we cannot borrow sufficient funds either under our credit facilities or from other sources, we may need to refinance all or a portion of our existing debt, to sell all or a portion of our assets, or to sell equity securities. There is no assurance that we could successfully refinance, sell our assets or sell equity securities, or, if we could, we cannot give any assurance as to the amount of proceeds we could realize. In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding-up of our business or upon default or acceleration relating to our debt obligations, our assets will first be available to pay the amounts due under our debt obligations. Holders of Common Stock would only receive the assets remaining, if any, after payment of all indebtedness and any Preferred Stock.

WE HAVE INCURRED SUBSTANTIAL LOSSES, HAVE A HISTORY OF OPERATING LOSSES, HAVE AN ACCUMULATED DEFICIT AND EXPECT CONTINUED OPERATING LOSSES.

         We reported a net loss from continuing operations of $5.1 million for the quarter ended March 31, 2000 and have experienced annual operating losses since our inception. We expect to continue to incur operating losses at least until we have significant sales, if we ever do, of the GlucoWatch system. We cannot assure you that we will generate significant revenues or achieve profitability. We do not have experience in manufacturing, marketing or selling our medical device products. Our future development efforts may not result in commercially viable products. We may fail in our efforts to introduce our products or to obtain required regulatory clearances. Our products may never gain market acceptance, and we may never generate revenues or achieve profitability. Our revenues to date have been derived primarily from product development and licensing fees related to our products under development and manufacturing and royalty revenues from our discontinued operations, including Nicotrol--Registered Trademark--(Pharmacia AB, Stockholm, Sweden) nicotine patch and the Fempatch--Registered Trademark--(Warner-Lambert Co., Morris Plains, New Jersey) system. As a result of the sale of our drug delivery business, we will no longer receive manufacturing revenue or royalty payments from the Nicotrol patch or the Fempatch system. If we obtain regulatory approvals, we expect that a substantial portion of our future revenues will be derived from sales of the GlucoWatch system and other diagnostic products currently under development.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

         The design, development, manufacture and use of our medical products involve an inherent risk of product liability claims and associated adverse publicity. Producers of medical products may face substantial liability for damages in the event of product failure or allegations that the product caused harm. We currently maintain product liability insurance, but it is expensive and difficult to obtain and may not be available in the future on acceptable terms. We cannot assure you that we will not be subject to product liability claims, that our current insurance will cover any claims, or that adequate insurance will continue to be available on acceptable terms in the future. In the event we are held liable for damages in excess of the limits of our insurance coverage, or if any claim or product recall creates significant adverse publicity, our business, financial condition and results of operations could be materially adversely affected.

WE MAY NOT BE ABLE TO RETAIN OR HIRE KEY PERSONNEL.

         Our ability to operate successfully and manage our potential future growth significantly depends upon retaining key scientific, technical, sales, marketing, managerial and financial personnel, and attracting and retaining additional highly qualified scientific, technical, sales, marketing, managerial and financial personnel. We face intense competition for qualified personnel in these areas, and we cannot assure you that we will be able to attract and retain qualified personnel. The loss of key personnel or our inability to hire and retain additional qualified personnel in the future could adversely affect our business, financial condition and operating results.

OUR STOCK PRICE IS VOLATILE.

         The trading price of our Common Stock fluctuates substantially in response to factors such as, but not limited to, announcements by us or our competitors of results of regulatory approval filings or clinical trials or testing, developments or disputes governing proprietary rights, technological innovations or new commercial products, government regulatory action, general conditions in the medical technology industry, changes in securities analysts' recommendations, or other events or factors, many of which are beyond our control. In addition, the stock market in general has experienced extreme price and volume fluctuations in recent years and even in recent months that have particularly affected the market prices of many medical technology companies, unrelated to the operating performance of these companies. Fluctuations or decreases in the trading price of our Common Stock may adversely affect the market for our Common Stock. In the past, following periods of volatility in the market price for a company's securities, securities class action litigation often has been instituted. Such litigation could result in substantial costs and a diversion of management attention and resources, which could have a material adverse effect on our business, financial condition and operating results.

OUR RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS HAVE ANTI-TAKEOVER PROVISIONS.

         Our Restated Certificate of Incorporation and Bylaws contain several provisions that may make the acquisition of control of Cygnus more difficult or expensive. The Certificate of Incorporation and Bylaws, among other things: (i) provide that directors may be removed only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares of voting stock entitled to vote for such directors, (ii) permit the remaining directors (but not the stockholders, unless the directors so resolve) to fill vacancies and newly created directorships on the Board, (iii) eliminate the ability of stockholders to act by written consent and (iv) require the vote of stockholders holding at least 66 2 /3 % of the outstanding shares of voting stock to amend, alter or repeal the Bylaws and certain provisions of the Restated Certificate of Incorporation, including the provisions described in (i) through (iv). Such provisions may make the removal of incumbent directors more difficult and time consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by the Board of Directors. Under the Restated Certificate of Incorporation, the Board of Directors also has the authority to issue shares of Preferred Stock in one or more series and to fix the powers, preferences and rights of any such series without stockholder approval. The Board of Directors could, therefore, issue, without stockholder approval, Preferred Stock with voting and other rights that could adversely affect the voting power of the holders of Common Stock and could make it more difficult for a third party to gain control of Cygnus. In addition, we have adopted a Stockholder Rights Plan which, under certain circumstances, would significantly dilute the equity interest of persons seeking to acquire control over us without the prior approval of the Board of Directors.

WE DO NOT PAY DIVIDENDS.

         We have never declared or paid cash dividends on our Common Stock. Our current bank term loan agreement precludes us from paying dividends to stockholders. We currently intend to retain any earnings for use in our business and therefore do not anticipate paying any dividends in the future.

                                 USE OF PROCEEDS

         The total proceeds to us from this offering will be set forth in the Pricing Supplement to this Prospectus Supplement. The net proceeds of this offering will be used for working capital and general corporate purposes.

                                   EQUITY LINE

         Cygnus and Cripple Creek entered into the Structured Equity Line Flexible Financing Agreement, dated as of June 30, 1999. Cygnus and Cripple Creek subsequently entered into the Amendment No. 1 to the Structured Equity Line Flexible Financing Agreement, dated as of September 29, 1999 and the Amendment No. 2 to the Structured Equity Line Flexible Financing Agreement, dated as of March 27, 2000. The shares covered by this prospectus supplement are being issued under the Equity Line Agreement.

         Under the Equity Line Agreement, as amended, subject to the satisfaction of conditions, Cygnus may require Cripple Creek to purchase shares of common stock over a period of 24 months from June 30, 1999, for an aggregate purchase price of up to $30 million. Cygnus has also agreed to issue to Cripple Creek warrants to purchase 10,000 shares for every $1,000,000 in gross proceeds from the sale of common stock under the Equity Line Agreement. The warrants will be issued after the end of each calendar year. The warrants are exercisable for 5 years from the date they are issued at an exercise price equal to the weighted average price at which shares were sold during the preceding calendar year.

         Under the Equity Line Agreement, as amended, Cygnus, at our sole option and discretion, subject to the satisfaction of conditions and limitations, can require Cripple Creek to purchase shares of common stock for an aggregate purchase price of up to $4.0 million, and Cripple Creek, subject to the approval of Cygnus, can require Cygnus to sell it additional common stock for an aggregate purchase price of up to $3.0 million. Cripple Creek may satisfy these obligations by purchasing up to 5% more or less than the total aggregate dollar amount of these obligations. Three (3) trading days prior to the beginning of each monthly investment period, we are required to notify Cripple Creek of the dollar amount of common stock required to be purchased by Cripple Creek, if any, during the monthly investment period. The purchase price per share to be paid by Cripple Creek for the shares of common stock acquired under the Equity Line Agreement will equal 98% of the two lowest sales prices of the common stock during the six trading days immediately preceding the date of each notice sent to Cygnus by Cripple Creek specifying a dollar amount of shares.

                              PLAN OF DISTRIBUTION

         Cripple Creek may, from time to time, sell all or a portion of the shares:

         - on the Nasdaq National Market, or such other exchange on which the common stock may from time to time be trading;

         -        in privately negotiated transactions or otherwise;

         -        at fixed prices that may be changed;

         -        at market prices prevailing at the time of sale; or

         - at prices related to such market prices or at negotiated prices.

         The shares may be sold by Cripple Creek by one or more of the following methods, without limitation:

         - block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         -        purchases by a broker or dealer as principal;

         - an exchange distribution in accordance with the rules of such exchange;

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers; privately negotiated transactions;

         -        short sales; and

         -        a combination of any of the above methods of sale.

         In effecting sales, brokers and dealers engaged by Cripple Creek may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Cripple Creek, or, if any broker-dealer acts as agent for the purchaser of the shares, from the purchaser, in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with Cripple Creek to sell a specified number of shares at a stipulated price per share. To the extent a broker-dealer is unable to sell a specified number of shares acting as agent for Cripple Creek, it will purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Cripple Creek. Broker-dealers who acquire shares as principal may resell the shares from time to time in transactions which may involve block transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with resales, broker-dealers may pay to or receive from the purchasers of the shares commissions as described above. Cripple Creek may also sell the shares in accordance with Rule 144 under the Securities Act, rather than under this prospectus.

         Cripple Creek is an "underwriter" as defined in the Securities Act of 1933 in connection with the sale of the shares offered by this prospectus. Any broker-dealers or agents that participate with Cripple Creek in sales of the shares may be considered to be "underwriters" within the meaning of the Securities Act in connection with sales in which they participate. If any broker-dealers or agents are considered to be "underwriters," then any commissions they receive and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

         From time to time Cripple Creek may engage in short sales, short sales against the box, puts and calls and other transactions in Cygnus' common stock, and may sell and deliver the shares in connection with these transactions or to settle securities loans. If Cripple Creek engages in such transactions, the price of our common stock may be affected. Under the equity line, Cripple Creek may not make any sales with the intention of reducing the price of our common stock. From time to time Cripple Creek may pledge its shares pursuant to the margin provisions of its agreements with its brokers. Upon a default by Cripple Creek, the broker may offer and sell the pledged shares from time to time.

         Cripple Creek and any other persons participating in the sale or distribution of the shares will be subject to the Securities Exchange Act of 1934 and the related rules and regulations, including Regulation M, to the extent it applies. The Exchange Act and related rules may limit the timing of purchases and sales of any of the shares by Cripple Creek or any other such person which may affect the marketability of the shares. Cripple Creek also must comply with the applicable prospectus delivery requirements under the Securities Act in connection with the sale or distribution of the shares.

         We are required to pay certain fees and expenses incident to the registration of the shares.

         We have agreed to indemnify in certain circumstances Cripple Creek against certain liabilities, including liabilities under the Securities Act. Cripple Creek has agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

         We have agreed to use our best efforts to keep the registration statement, of which this prospectus supplement and prospectus is a part, effective until the shares may be or have been sold under Rule 144(k) of the Securities Act.

                                  LEGAL MATTERS

         Certain legal matters with respect to the validity of the common stock offered hereby have been passed upon for Cygnus by Pillsbury Madison & Sutro LLP, San Francisco, California.